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                                  UNDERTAKING

              T. ROWE PRICE TAX-FREE SHORT-INTERMEDIATE FUND, INC.
                                 ("REGISTRANT")
                             33 ACT NO.: 002-87059


     The Registrant hereby undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization between the Registrant and Virginia Short-Term Tax-Free Bond Fund within a reasonable period of time after receipt of the opinion of counsel.